John W. Gamble, Jr.
Executive V.P., Chief Financial Officer
& Chief Accounting Officer

Lexmark International, Inc.
One Lexmark Centre Drive
Lexington, Kentucky  40550
USA
Phone: 859 232 5589
Fax:  859 232 7137

June 26, 2009

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
100 F Street, NE, Mail Stop 4561
United States Securities and Exchange Commission
Washington, DC  20549

Re:         Lexmark International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 5, 2009
Form 8-K Filed April 21, 2009
File No. 001-14050

Dear Ms. Collins:

In response to your letter to Paul J. Curlander, Chairman and CEO of Lexmark International, Inc. (“Lexmark” or the “Company”), dated June 3, 2009, the following information is provided for your consideration:

Form 10-K for Fiscal Year Ended December 31, 2008

Comment #1:

We note your response to our prior comment 2 that the Company uses the average unit revenue (“AUR”) metric together with volume statistics to analyze revenue and gross profit performance.  We further note that AUR is influenced by several factors such as product mix, foreign exchange rates, price actions, and customer programs.  It is not clear from your current disclosures how these factors influenced your AUR and ultimately impacted your revenues.  For instance, on page 35 of your Form 10-K you state that “Inkjet hardware AUR increased 13% YTY due to favorable product mix shift, partially offset by a negative impact of pricing.”  Tell us how you considered expanding your disclosures to further quantify the factors that impacted the Company’s AUR so to provide investors with a better understanding of the drivers behind your declining revenues.  Refer to SEC Release 33-8350 and Section III.D of SEC Release 33-6835 for guidance.

Response #1:

As disclosed on page 36 of the Company’s 2008 Form 10-K filing, inkjet hardware revenue declined 38% year to year (“YTY”).  Inkjet hardware unit shipments declined by 45% YTY, while inkjet hardware average unit revenue (“AUR”) increased 13% YTY.  The increased AUR partially offset the decrease in unit shipments, which was the most significant cause of the decline in inkjet hardware revenue.  As discussed in Section III.D of SEC Release 33-6835, the Company identified and quantified the two major factors in order of priority that impacted the material decline in the Company’s inkjet hardware revenue.  The Company does not believe that quantifying the components that impacted the AUR increase would have improved an investor’s understanding of the decline in revenue since the disclosed unit shipment declines were the overriding factor that led to the decline in inkjet hardware revenue.  The Company believes that the disclosures on page 36 of the Company’s 2008 Form 10-K filing regarding the decline in unit shipments and offsetting AUR increase that impacted the Company’s inkjet hardware revenue decline meet the requirements set forth in SEC Release 33-8350 and Section III.D of SEC Release 33-6835.

Comment #2:

We note your response to our prior comment 5 where you indicate that except for deferred tax assets, no other asset account or group of asset accounts met or exceeded 5% of total current assets or 5% of total assets.  Please tell us the amount of current and noncurrent deferred tax assets included in the prepaid and other current assets and other assets line items of your consolidated statements of financial position.  Also, explain further how you determined that the disclosures in Note 12 satisfy the reporting requirements of Rule 5-02.17 of Regulation S-X, particularly considering the fact that your footnote disclosures do not provide a breakdown between current and deferred tax assets.  Further, please confirm that your financial statement disclosures comply with paragraphs 41 and 42 of SFAS 109.  In this regard, verify that you have separately classified your deferred tax assets and deferred tax liabilities as either current or non-current and that you have not offset deferred tax liabilities and deferred tax assets attributable to different tax-paying components or to different tax jurisdictions.

Response #2:

The Company’s amount of current and noncurrent deferred income tax assets reported in the Company’s Consolidated Statements of Financial Position was $88.6 million and $190.0 million, respectively, as of December 31, 2008.  The current deferred income tax asset amount did not exceed 5% of the Company’s total current assets, but the noncurrent deferred income tax assets did marginally exceed 5% of the Company’s total assets as of December 31, 2008.  The Company believes it has complied with the disclosure requirements of Rule 5-02.17 of Regulation S-X by disclosing the total deferred income tax assets and liabilities as presented in Note 12 on page 89 of the Company’s 2008 Form 10-K filing.  Because the footnote presentation is a consolidated view of total deferred tax assets and liabilities by significant component, an immaterial amount of the deferred tax liability was netted with the deferred tax assets in the footnote presentation only.  In management’s view, the footnote presentation resulted in an immaterial difference between the amounts that would be disclosed in a separate balance sheet caption.  In future filings, the Company will present the gross amount of current and/or noncurrent deferred tax assets either as a separate line item in the Company’s Consolidated Statements of Financial Position or in a note to the financial statements if the deferred tax asset exceeds 5% of total current assets or 5% of total assets.

In regards to the disclosure requirements of paragraphs 41 and 42 of SFAS 109, the Company confirms that it has separately classified its deferred tax assets and deferred tax liabilities as either current or non-current for reporting in the Company’s Consolidated Statements of Financial Position.  Further, the Company confirms it has not offset deferred tax assets and deferred tax liabilities attributable to different tax-paying components or to different tax jurisdictions.

Comment #3:

We note your response to our prior comment 7 and while we note that the Company obtains information from outside sources regarding the expected long-term returns for each asset and uses an independent consulting firm to validate the reasonableness of such assumptions, this does not provide insight as to how the return rates for each asset class were determined.  Please explain further the factors considered in determining the expected long-term rate of return on your plan assets for each asset type (i.e. equity securities, government and agency securities, mortgage-backed securities, asset-backed securities, corporate debt, etc.).  Also, explain the impact that the change in plan asset allocation had on your expected long-term rate of return or explain why the shift in the asset allocation has not impacted your assumptions.  Also, tell us what impact, if any, the current economic environment has had on your assumptions.

Response #3:

The Company uses a third party expert to derive expected asset returns by asset class to arrive at an overall expected rate of return on its pension assets.  The third party utilizes a building block approach of deriving expected asset returns by asset class over a ten year horizon period using such factors as inflation, expected earnings growth, gross domestic product (GDP) growth, dividend yields and other historical and empirical data.  The Company uses the expected returns by asset class calculated by the third party and the targeted asset allocation for each asset class to arrive at expected overall asset class return for the pension plan.  In addition, the Company applies incremental return expectations for active management for certain investment managers and deducts return for applicable fees associated with the pension plan to arrive at a total expected return.

As disclosed on page 97 in Footnote 15 of the Company’s 2008 Form 10-K, “the U.S. defined benefit plan expects to employ professional investment managers during 2009 to invest in new asset classes, including international developed equity, emerging market equity, high yield bonds and emerging market debt.” These new asset classes have higher expected returns, offsetting the lowered expected returns for the Company’s historical asset class investments in US equities and core fixed income.  As such, the change in asset allocation did not have an overall impact on the total expected return on assets.

As stated earlier, the expected return by asset class is based on a ten year horizon period that would mitigate significant short term fluctuations in the economic environment.  The Company updates this assumption annually and has consistently utilized the same process for deriving this assumption.  The Company reviewed the expected asset returns provided by the third party expert in light of the current economic environment to assure they were reasonable.  The Company believes the current economic environment, including the historically low level of interest rates, resulted in decreased expected returns for US equities and core fixed income on a year over year comparative basis, but as stated above, the Company’s change in asset allocation and a more active management structure resulted in the overall expected rate of return on pension assets to be unchanged.

Form 10-Q for Quarterly Period Ended March 31, 2009

Comment #4:

We note your discussion on page 15 regarding the factors considered in determining whether your marketable securities are other-than-temporarily-impaired.  However, it is not clear from your disclosures how you apply these factors in assessing the various types of investments for impairment.  For instance, it is not clear from your disclosures whether the unrealized losses on your asset-backed and mortgage-backed securities were caused by changes in interest rates or declines in the credit quality of the issuer.  Also, given the recent declines in the Company’s cash and cash equivalents as well as in your operating cash flows, it is not clear whether you have the intent and ability to hold these investments until a recovery of fair value, which may be maturity (or whether you intend to sell these securities or more likely than not will be required to sell these securities before recovery as per recently effective guidance).  Please revise your disclosure to more clearly address how you evaluate your marketable securities for other-than-temporary-impairment (and to clearly disclose the reasons that a portion of other-than-temporary impairment was not recognized in earnings and the methodology and significant inputs used to calculate the portion of the total other-than-temporary impairment that was recognized in earnings as required by recently effective guidance).  We refer you to the guidance in FSP FAS 115-1 and FAS 124-1 and (FSP FAS 115-2 and FAS 124-2 with regards to your June 30, 2009 Form 10-Q disclosures).

Response #4:

The Company will revise its disclosure for evaluating other-than-temporary impairment in future filings as follows (please note this disclosure may be modified due to new and/or different factors that may impact the Company’s other-than-temporary impairment process):

The Company evaluates its investment portfolio on a monthly basis for indications of other-than-temporary impairment (“OTTI”).  The evaluation includes analyzing the Company’s securities that are potentially impaired, that is where the fair value of the investment is currently less than the net book or carrying value, and determining whether the Company intends to sell the securities or, if not, whether it is more likely than not that the Company will be required to sell the securities.  If the Company intends to sell any impaired securities or it is more likely than not that the Company will be required to sell the securities, then OTTI is considered to have occurred with the difference between net book or carrying value and fair value charged to earnings.  In determining whether it is more likely than not that the Company will be required to sell impaired securities before recovery of net book or carrying values, the Company considers various factors that include:

• The Company’s current cash flow projections,
•	Other sources of funds available to the Company such as borrowing lines,
•	The value of the security relative to the Company’s overall cash position,
• The length of time remaining until the security matures, and
• The potential that the security will need to be sold to raise capital.

If the Company determines that it does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security, the Company assesses whether it expects to recover the net book or carrying value of the security.  The Company makes this assessment based on quantitative and qualitative factors of impaired securities that include a time period analysis on unrealized loss to net book value ratio; severity analysis on unrealized loss to net book value ratio; credit analysis of the security’s issuer based on rating downgrades; and other qualitative factors that may include some or all of the following criteria:

• The regulatory and economic environment.
• The sector, industry and geography in which the issuer operates.
•	Forecasts about the issuer’s financial performance and near-term prospects, such as earnings trends and analysts’ or industry specialists’ forecasts.
•	Failure of the issuer to make scheduled interest or principal payments.
•	Material recoveries or declines in fair value subsequent to the balance sheet date.

Securities that are identified through the analysis using the quantitative and qualitative factors described above are then assessed to determine whether the entire net book value basis of each identified security will be recovered.  The Company performs this assessment by comparing the present value of the cash flows expected to be collected from the security with its net book value.  If the present value of cash flows expected to be collected is less than the net book value basis of the security, then a credit loss is deemed to exist and an other-than-temporary impairment is considered to have occurred.  The amount of impairment related to the credit loss is recognized in earnings and the amount of impairment related to the noncredit portion is recognized in other comprehensive income (OCI).

For the second quarter and six months ending June 30, 2009, the Company identified $X million and $X million, respectively, as OTTI related to its marketable securities.  Of the total OTTI, the Company recognized $X million and $X million for the second quarter and six months ending June 30, 2009, respectively, as the credit portion of OTTI as a charge in earnings.  All charges for the credit portion of OTTI are recognized in Other (income) expense, net on the Consolidated Condensed Statements of Earnings.  The amounts recognized in earnings for the second quarter and six months ending June 30, 2009 relate entirely to the credit loss portion of securities that the Company will likely not sell.  The remaining noncredit portion of OTTI as of June 30, 2009 is recognized in Accumulated other comprehensive loss on the Consolidated Condensed Statements of Financial Position.  The amount recognized in Accumulated other comprehensive loss as of June 30, 2009 was primarily due to changes in interest rates and market illiquidity and, accordingly, was not recognized in earnings.

Please note that since comment #4 above specifically mentioned asset-backed and mortgage-backed securities, the Company’s net book value and fair value balances for these securities as of May 31, 2009 were $75 million and $73 million, respectively, of the Company’s total marketable security portfolio of approximately $690 million.

Comment #5:

We note your statement where you indicate “Management continues to believe that cash provided by operations and available cash, cash equivalents and marketable securities will be sufficient to meet operating and capital needs for the remaining quarters of 2009.”  Please confirm, if true, and revise in the future to indicate whether the Company’s cash resources will be sufficient to meet your operating needs for the next 12 months.  We refer you to FRC 501.03(a).

Response #5:

The Company confirms that its cash resources are sufficient to meet operating needs for the next 12 months.  The Company has over $800 million of cash and current marketable securities as of May 31, 2009 and no significant debt maturities until $350 million of the Company’s $650 million fixed rate senior unsecured notes matures in May 2013. The Company will revise future disclosures to indicate whether its cash resources will be sufficient to meet operating needs for the next 12 months.

Form 8-K Filed April 21, 2009

Comment #6:

We note your response to our prior comment 8 and the proposed revised disclosures regarding non-GAAP financial measures, which you intend to, include in your future Form 8-K filings and we have the following additional comments:

•
While we note that management reviews the performance of the Company’s operating segments based on GAAP and non-GAAP measures, it is not clear how management uses the non-GAAP measures to conduct or evaluate the business.  Revise to disclose specifically how management uses these non-GAAP measures, such as for budgeting purposes, for measuring compensation, and for allocating resources, etc.

•	Disclose the manner in which management compensates for material limitations associated with the use of non-GAAP financial measures.

Response #6:

The Company’s management uses non-GAAP measures for budgeting purposes, measuring actual results to budgeted projections, and allocating resources.  Management uses GAAP and non-GAAP financial performance metrics for employee incentive compensation.  Additionally, the Company compensates for the material limitations associated with the use of non-GAAP financial measures by having specific projects involved with restructuring-related actions approved by management, along with their associated budgeted costs.  Subsequently, actual costs associated with these approved restructuring-related programs are monitored and compared to budgeted costs to assure the Company’s non-GAAP financial measures only exclude pre-approved restructuring-related costs.  The Company will add additional disclosures to the narrative descriptions included with the Company’s future Form 8-K filings.  The narrative descriptions will read as follows (please note that future disclosures may be modified based on relevant facts or circumstances that may impact the non-GAAP measures used by the Company):

Management believes that presenting the non-GAAP measures above is useful because they enhance shareholders’ understanding of how management assesses the performance of the Company’s businesses.

Management uses non-GAAP measures for budgeting purposes, measuring actual results to budgeted projections, and allocating resources. Management uses GAAP and non-GAAP financial performance metrics for employee incentive compensation.  Additionally, management reviews the performance of the Company's operating segments based on GAAP and non-GAAP measures which reflect income and expense items which are recurring in nature, and do not include the impact of actions that management believes are not reflective of the ongoing operation of the Company. Management believes the specific identification of and the exclusion of the impacts of the Company’s restructuring-related actions improve the shareholders’ ability to assess the performance of the Company since the nature, size and amount of the actions taken by the Company can vary from period to period. Additionally, management provides both GAAP and non-GAAP measures to provide shareholders with additional information that shareholders can utilize in their own methods of evaluating the Company’s performance. Management compensates for the material limitations associated with the use of non-GAAP financial measures by having specific projects involved with restructuring-related actions approved by management, along with their associated budgeted costs.  Subsequently, actual costs associated with these approved restructuring-related programs are monitored and compared to budgeted costs to assure the Company’s non-GAAP financial measures only exclude pre-approved restructuring-related costs.  Any non-GAAP measures provided by the Company may not be comparable to similar measures of other companies as not all companies calculate these measures in the same manner.

*****

In connection with providing the above responses to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-captioned filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for extending the due date of our response. I believe that we have thoroughly addressed each of the items in your correspondence. Please feel free to contact me if you have additional questions or comments.

Regards,

/s/ John W. Gamble, Jr.

John W. Gamble, Jr.

cc:  Kari Jin
       United States Securities and Exchange Commission

       Paul J. Curlander
       Lexmark International, Inc.